UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

IGNYTA, INC.

(Name of Subject Company)

ABINGDON ACQUISITION CORP.

A wholly owned subsidiary of

ROCHE HOLDINGS, INC.

(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

451731103

(Cusip Number of Class of Securities)

Bruce Resnick

Roche Holdings, Inc.

1 DNA, MS #24,

South San Francisco, CA 94080

Telephone: (650) 225-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Sharon R. Flanagan

Jennifer F. Fitchen

Sidley Austin LLP

555 California Street

San Francisco, California 94104

Telephone: (415) 772-1200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 2 (“Amendment No. 2”) to the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”) amends and supplements the statement originally filed on January 10, 2018 by Roche Holdings, Inc., a Delaware corporation (“Parent”), and Abingdon Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (the “Purchaser”). This Amendment No. 2 and the Schedule TO relate to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Ignyta, Inc., a Delaware corporation, at a purchase price of $27.00 per Share, net to the seller in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 10, 2018 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with any amendments or supplements thereto from time to time, constitutes the “Offer”). The initial expiration date of the Offer is at 12:00 midnight, Eastern Time, at the end of the day on Wednesday, February 7, 2018, unless the offer is extended or earlier terminated as permitted by the Merger Agreement and applicable law.

Capitalized terms used, but not otherwise defined, in this Amendment No. 2 shall have the meanings ascribed to them in the Offer to Purchase. Except as set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2.

Items 1 through 9, and Item 11.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented as follows:

(a) The subsection under the heading “16. Certain Legal Matters; Regulatory Approvals-U.S. Antitrust” is hereby amended and supplemented by inserting after the last paragraph of such subsection the following new paragraph:

“As of 11:59 p.m., Eastern Time, on January 23, 2018, the waiting period under the HSR Act applicable to the Offer expired. Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

(b) The subsection under the heading “16. Certain Legal Matters; Regulatory Approvals-Litigation Related to the Merger” is hereby amended and restated in its entirety as follows:

“On January 12, 2018, plaintiff Wimberly Ventures, LLC (“Wimberly”) filed a class action lawsuit captioned Wimberly Ventures, LLC v. Ignyta, Inc., et al., No. 3:18-cv-00082-BEN-BGS, against Ignyta, and its directors Jonathan E. Lim, James Bristol, Heinrich Dreismann, Steven Hoerter, Alexander Casdin, and James Freddo (collectively, the “Individual Defendants”) in the United States District Court for the Southern District of California. On January 19, 2018, a second plaintiff, Anthony Franchi (“Franchi”), filed a class action lawsuit captioned Franchi v. Ignyta, Inc., et al., No. 3:18-cv-00131-DMS-JLB, against Ignyta and the Individual Defendants, as well as Parent and Purchaser, in the same court. On January 22, 2018, a third plaintiff, Edilberto Diaz (“Diaz”) filed an action captioned Diaz v. Ignyta, Inc., et al., No. 3:18-cv-00157 (S.D. Cal.), against Ignyta and the Individual Defendants in the same court.

Each of the complaints alleges violations of Sections 14(d)(4), 14(e), and 20(a) of the Exchange Act and SEC Rule 14a-9 based upon alleged material misstatements or omissions in the Recommendation Statement on Schedule 14D-9 relating to the Offer by which Ignyta would be acquired by Parent (the “Proposed Transaction”). The complaints include demands for, among other things, an injunction preventing defendants from closing the Proposed Transaction, or rescinding the transaction or awarding damages to plaintiffs and other class members if the Proposed Transaction is consummated. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the complaints, which have previously been filed or are being filed as Exhibits (a)(5)(iv), (a)(5)(v) and (a)(5)(vi) to the Schedule TO, and are incorporated herein by reference.

Additional lawsuits may be filed against Ignyta or Parent and/or any of their respective parents, affiliates, or directors in connection with the Offer.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description

(a)(5)(v)	Plaintiff’s original complaint filed by Anthony Franchi, on behalf of himself and all others similarly situated, on January 19, 2018, in the United States District Court, Southern District of California.

(a)(5)(vi)	Plaintiff’s original complaint filed by Edilberto Diaz, on behalf of himself and all others similarly situated, on January 22, 2018, in the United States District Court, Southern District of California.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 24, 2018

ABINGDON ACQUISITION CORP.

By:	/s/ Bruce Resnick
Name: Bruce Resnick
Title: Vice President

ROCHE HOLDINGS, INC.

By:	/s/ Bruce Resnick
Name: Bruce Resnick
Title: Vice President